Harte-Hanks, Inc.

9601 McAllister Freeway, Suite 601

San Antonio, TX 78216

December 10, 2012

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Harte-Hanks, Inc.
Form 10-K
Filed March 7, 2012
File No. 001-07120

Dear Mr. Spirgel:

In response to your request in the letter dated December 3, 2012 relating to the above-referenced filing on Form 10-K, Harte-Hanks, Inc. (the “Company”) hereby acknowledges the following:

1.                                      The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

2.                                      Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HARTE-HANKS, INC.

By:	/S/ Douglas C. Shepard
Douglas C. Shepard
Executive Vice President and
Chief Financial Officer